Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries Consolidated Financial Statements for the Nine Months Ended September 30, 2017 and 2016

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2017 (Unaudited)		December 31, 2016 (Audited)		September 30, 2016 (Unaudited)			September 30, 2017 (Unaudited)		December 31, 2016 (Audited)		September 30, 2016 (Unaudited)
	Amount	%	Amount	%	Amount	%		Amount	%	Amount	%	Amount	%
ASSETS							LIABILITIES AND EQUITY
CURRENT ASSETS							CURRENT LIABILITIES
Cash and cash equivalents	$25,466	6	$31,100	7	$10,844	3	Short-term loans	$423	—	$138	—	$138	—
Financial assets at fair value through profit or loss	2	—	—	—	—	—	Financial liabilities at fair value through profit or loss	—	—	1	—	10	—
Hedging derivative financial assets	1	—	—	—	—	—	Hedging derivative financial liabilities	—	—	1	—	—	—
Held-to-maturity financial assets	—	—	2,140	—	3,091	1	Trade notes and accounts payable	17,643	4	18,810	5	18,486	4
Trade notes and accounts receivable, net	29,833	7	31,022	7	35,714	8	Payables to related parties	586	—	762	—	528	—
Receivables from related parties	41	—	14	—	20	—	Current tax liabilities	6,090	2	6,522	1	4,078	1
Inventories	9,041	2	7,423	2	7,869	2	Other payables	20,332	5	26,418	—	21,134	5
Prepayments	5,143	1	2,978	1	6,040	1	Provisions	146	—	119	6	96	—
Other current monetary assets	5,447	1	4,821	1	4,149	1	Advance receipts	9,171	2	10,059	3	9,430	3
Other current assets	2,745	—	2,122	—	2,465	1	Current portion of long-term loans	1,600	—	—	—	—	—
							Other current liabilities	1,214	—	1,330	—	1,328	—

Total current assets	77,719	17	81,620	18	70,192	17	Total current liabilities	57,205	13	64,160	15	55,228	13

NONCURRENT ASSETS
Available-for-sale financial assets	5,274	1	4,764	1	4,782	1	NONCURRENT LIABILITIES
Investments accounted for using equity method	2,340	1	2,386	1	2,317	—	Long-term loans	—	—	1,600	—	1,600	—
Property, plant and equipment	283,501	65	291,170	65	285,350	66	Deferred income tax liabilities	1,446	—	1,464	—	667	—
Investment properties	8,094	2	8,115	2	7,888	2	Provisions	68	—	66	—	60	—
Intangible assets	44,792	10	47,353	11	48,044	11	Customers’ deposits	4,548	1	4,610	1	4,523	1
Deferred income tax assets	2,373	1	2,322	—	1,024	—	Net defined benefit liabilities	1,567	—	1,537	—	1,389	—
Net defined benefit assets	958	—	919	—	2,871	1	Deferred revenue	3,612	1	3,546	1	3,550	1
Prepayments	3,614	1	3,241	1	3,274	1	Other noncurrent liabilities	3,548	1	3,004	1	2,998	1

Other noncurrent assets	6,048	2	5,025	1	4,957	1	Total noncurrent liabilities	14,789	3	15,827	3	14,787	3

Total noncurrent assets	356,994	83	365,295	82	360,507	83	Total liabilities	71,994	16	79,987	18	70,015	16

							EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
							Common stocks	77,574	18	77,574	17	77,574	18

							Additional paid-in capital	148,071	34	147,180	33	147,180	34

							Retained earnings
							Legal reserve	77,574	18	77,574	17	77,574	18
							Special reserve	2,681	1	2,676	1	2,676	1
							Unappropriated earnings	48,353	11	55,657	13	50,265	12

							Total retained earnings	128,608	30	135,907	31	130,515	31

							Other adjustments	351	—	(5)	—	(613)	—

							Total equity attributable to stockholders of the parent	354,604	82	360,656	81	354,656	83
							NONCONTROLLING INTERESTS	8,115	2	6,272	1	6,028	1

							Total equity	362,719	84	366,928	82	360,684	84

TOTAL	$434,713	100	$446,915	100	$430,699	100	TOTAL	$434,713	100	$446,915	100	$430,699	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$56,424	100	$58,518	100	$166,629	100	$171,658	100

OPERATING COSTS	35,655	63	38,516	66	105,354	63	108,875	63

GROSS PROFIT	20,769	37	20,002	34	61,275	37	62,783	37

OPERATING EXPENSES
Marketing	6,270	11	6,451	11	18,705	11	18,456	11
General and administrative	1,121	2	1,108	2	3,443	2	3,362	2
Research and development	946	2	942	1	2,825	2	2,788	2

Total operating expenses	8,337	15	8,501	14	24,973	15	24,606	15

OTHER INCOME AND EXPENSES	(16)	—	(10)	—	(33)	—	(27)	—

INCOME FROM OPERATIONS	12,416	22	11,491	20	36,269	22	38,150	22

NON-OPERATING INCOME AND EXPENSES
Interest income	52	—	46	—	159	—	150	—
Other income	130	—	291	—	634	—	1,062	1
Other gains and losses	(85)	—	13	—	(85)	—	20	—
Interest expenses	(5)	—	(5)	—	(16)	—	(15)	—
Share of profits of associates and joint ventures accounted for using equity method	72	—	42	—	312	—	334	—

Total non-operating income and expenses	164	—	387	—	1,004	—	1,551	1

INCOME BEFORE INCOME TAX	12,580	22	11,878	20	37,273	22	39,701	23

INCOME TAX EXPENSE	3,165	5	2,987	5	5,279	3	5,452	3

NET INCOME	9,415	17	8,891	15	31,994	19	34,249	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	11	—	(131)	—	(175)	—	(220)	—
Unrealized gain (loss) on available-for-sale financial assets	544	1	(91)	—	515	—	(698)	(1)
Cash flow hedges	(1)	—	3	—	1	—	(1)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	—	—	(3)	—	(3)	—	(4)	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	—	—	—	—	2	—	—	—

Total other comprehensive income (loss), net of income tax	554	1	(222)	—	340	—	(923)	(1)

TOTAL COMPREHENSIVE INCOME	$9,969	18	$8,669	15	$32,334	19	$33,326	19

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2017		2016		2017		2016
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,105	16	$8,583	15	$31,037	19	$33,368	19
Noncontrolling interests	310	1	308	—	957	—	881	1

	$9,415	17	$8,891	15	$31,994	19	$34,249	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,653	17	$8,379	15	$31,393	19	$32,486	18
Noncontrolling interests	316	1	290	—	941	—	840	1

	$9,969	18	$8,669	15	$32,334	19	$33,326	19

EARNINGS PER SHARE
Basic	$1.17		$1.11		$4.00		$4.30

Diluted	$1.17		$1.11		$4.00		$4.30

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available- for-sale Financial Assets			Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings			Cash Flow Hedges	Total Other Adjustments		Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339
Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175
Net income for the nine months ended September 30, 2016	—	—	—	—	33,368	33,368	—	—	—	—	33,368	881	34,249
Other comprehensive loss for the nine months ended September 30, 2016	—	—	—	—	—	—	(183)	(698)	(1)	(882)	(882)	(41)	(923)

Total comprehensive income (loss) for the nine months ended September 30, 2016	—	—	—	—	33,368	33,368	(183)	(698)	(1)	(882)	32,486	840	33,326

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	17	17
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	5	5

BALANCE, SEPTEMBER 30, 2016	$77,574	$147,180	$77,574	$2,676	$50,265	$130,515	$(6)	$(607)	$—	$(613)	$354,656	$6,028	$360,684

BALANCE, JANUARY 1, 2017	$77,574	$147,180	$77,574	$2,676	$55,657	$135,907	$46	$(51)	$—	$(5)	$360,656	$6,272	$366,928
Appropriation of 2016 earnings
Special Reserve	—	—	—	5	(5)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(38,336)	(38,336)	—	—	—	—	(38,336)	—	(38,336)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(942)	(942)
Partial disposal of interests in subsidiaries	—	77	—	—	—	—	—	—	—	—	77	29	106
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	803	—	—	—	—	—	—	—	—	803	1,754	2,557
Net income for the nine months ended September 30, 2017	—	—	—	—	31,037	31,037	—	—	—	—	31,037	957	31,994
Other comprehensive income (loss) for the nine months ended September 30, 2017	—	—	—	—	—	—	(163)	518	1	356	356	(16)	340

Total comprehensive income for the nine months ended September 30, 2017	—	—	—	—	31,037	31,037	(163)	518	1	356	31,393	941	32,334

Share-based payment transactions of subsidiaries	—	2	—	—	—	—	—	—	—	—	2	16	18
Net increase in noncontrolling interests	—	9	—	—	—	—	—	—	—	—	9	45	54

BALANCE, SEPTEMBER 30, 2017	$77,574	$148,071	$77,574	$2,681	$48,353	$128,608	$(117)	$467	$1	$351	$354,604	$8,115	$362,719

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$37,273	$39,701
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	21,225	21,827
Amortization	2,688	2,518
Provision for doubtful accounts	462	524
Interest expenses	16	15
Interest income	(159)	(150)
Dividend income	(328)	(371)
Compensation cost of share-based payment transactions	18	17
Share of profits of associates and joint ventures accounted for using equity method	(312)	(334)
Provision for inventory and obsolescence	23	168
Loss on disposal of investments accounted for using equity method	—	—
Gain on disposal of financial instruments	(3)	—
Loss on disposal of property, plant and equipment	33	27
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(3)	9
Loss (gain) on foreign exchange, net	74	(34)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	—
Trade notes and accounts receivable	1,004	(9,021)
Receivables from related parties	(27)	22
Inventories	(1,642)	743
Prepayments	(2,538)	(3,033)
Other current monetary assets	(394)	(623)
Other current assets	(623)	(129)
Increase (decrease) in:
Trade notes and accounts payable	(1,166)	2,193
Payables to related parties	(176)	(83)
Other payables	(3,420)	(2,851)
Provisions	30	(91)
Advance receipts	(310)	(126)
Other current liabilities	(78)	5
Deferred revenue	65	(66)
Net defined benefit plans	(10)	(8,570)

Cash generated from operations	51,722	42,287
Interest paid	(16)	(15)
Income tax paid	(5,777)	(8,989)

Net cash provided by operating activities	45,929	33,283

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2017	2016
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	$—	$(40)
Proceeds from disposal of available-for-sale financial assets	7	36
Proceeds from capital reduction of available-for-sale financial assets	1	33
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(5,636)	(2,698)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	5,334	2,463
Proceeds from disposal of held-to-maturity financial assets	2,140	925
Proceeds from disposal of investments accounted for using equity method	—	182
Acquisition of property, plant and equipment	(16,591)	(12,312)
Proceeds from disposal of property, plant and equipment	149	6
Acquisition of intangible assets	(127)	(114)
Decrease (increase) in other noncurrent assets	(1,258)	310
Interest received	186	159
Cash dividends received	626	1,046

Net cash used in investing activities	(15,169)	(10,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	5,352	585
Repayment of short-term loans	(5,067)	(557)
Repayment of long-term loans	—	(150)
Decrease in customers’ deposits	(100)	(381)
Decrease in other noncurrent liabilities	(35)	(111)
Cash dividends	(38,336)	(42,551)
Partial disposal of interest in subsidiaries without losing control	106	83
Cash dividends distributed to noncontrolling interests	(942)	(710)
Other change in noncontrolling interests	2,611	1,180

Net cash used in financing activities	(36,411)	(42,612)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	17	(94)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,634)	(19,427)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	31,100	30,271

CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,466	$10,844

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 and 2016

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2017 and 2016, the related consolidated statements of comprehensive income for the three months and nine months ended September 30, 2017 and 2016, as well as the consolidated statements of changes in equity and cash flows for the nine months ended September 30, 2017 and 2016 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.